Exhibit 99.1

Contact:
Uri Birenberg
CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’s RECORD Q4 CAPS OFF YEAR OF STRONG GROWTH
Q4:     $7.2M REVENUES, $0.22 EPS (Non-GAAP)
2014: $23.6M REVENUES, $0.40 EPS (Non-GAAP)

Q4 Net Income Reaches $1.8M (Non-GAAP)
Record Bookings & Strong Collections Signal Growth in the Year Ahead

TEL-AVIV, Israel – February 3, 2015-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of customer experience management (CEM) solutions, today reported its financial results for the fourth quarter and twelve months ended December 31, 2014.

In $ thousands	Q4 2014	Q4 2013	Full Year 2014	Full Year 2013
Revenues	$7,188	$5,707	$23,636	$20,482
Gross margin(non-GAAP)	74.6%	61.2%	70.9%	61.5%
Net profit (loss) (non-GAAP)	$1,795	$187	$3,275	$(921)
Net profit (loss) (GAAP)	$(367)	$117	$726	$(1,420)
Cash & equivalents (at end of period)	$6,848	$1,185	$6,848	$1,185

Financial Results

Fourth Quarter:
RADCOM’s revenues for the fourth quarter grew by 26% to $7.2 million, compared with Q4 2013 and by 20% compared with Q3 2014. Non-GAAP Gross margin for the quarter increased to 75% from 61% in Q4 2013, reflecting RADCOM’s continued transition to a software-driven business model and an increasing proportion of MaveriQ, the Company’s new NFV-ready software-based solution, in the sales mix.

Net loss (GAAP) for the quarter totaled $367,000, or $(0.04) per basic ordinary share $(0.04) per diluted ordinary share)compared year-over-year with Net profit of $117,000, or $0.01 per ordinary share (basic and diluted), in Q4 2013, and compared sequentially with net profit of $776,000, or $0.10 per basic ordinary share ($0.09 per diluted ordinary share), in Q3 2014. Net profit included the impact of a one-time non-cash $2 million charge, mainly related to inventory and related assets write-off taken in respect of the Company’s transition from a hardware-based to a software-based business model and primarily related to a dispute with customers regarding legacy equipment delivered to them in 2010.

On a non-GAAP basis excluding the one-time write-off and non-cash stock-based compensation, net income totaled $1,795,000, or $0.22 (basic) and $0.20 (diluted) per ordinary share, generating a record non-GAAP net margin of 25.0%. This compared with non-GAAP net income of $187,000, or $0.02 per ordinary share (basic and diluted), for Q4 2013, and $872,000, or $0.11 (basic) and $0.10 (diluted) per ordinary share, for Q3 2014.

The Company’s cash balance as of the end of the quarter totaled $6.8 million. This is up 51% compared with the Company’s cash balance at the end of the third quarter, and a five-fold increase compared with the end of 2013.

Full Year 2014:  For 2014 as a whole, RADCOM’s revenues increased by 15% to $23.6 million from $20.5 million in 2013. Non-GAAP Gross margin for the period increased to 71% from 62% in 2013, reflecting the Company’s ongoing transition to a software company, as mentioned above.

Net income GAAP for the year totaled a record $726,000, or $0.09 (basic) and $0.08 (diluted) per ordinary share, compared with a net loss of $(1.4) million, or $(0.19) per ordinary share (basic and diluted), for 2013. On a non-GAAP basis, net income for the period totaled a record $3.3 million or $0.40 (basic) and $0.38 (diluted) per ordinary share, compared with the $(0.9) million non-GAAP net loss recorded in 2013.

Comments of Management
“We are pleased and proud to report a robust Q4, a fitting end to a year in which we have moved into new territory in terms of revenues, margins, profits, bookings and collections,” commented Mr. David Ripstein, RADCOM’s President and CEO. “We are gratified that our correct analysis of the market, our development of a pioneering lead product, our transition from hardware to software and our streamlining program resulted in a profit $3.3 million this year as well as the growth in our cash position to $6.8 million at December 31, 2014, from $1.2 million at the end of 2013.”

Mr. Ripstein continued, “A number of factors lead us to forecast continued growth in the year to come: the quarter’s very strong collections, which derive from a very high level of customer satisfaction; our all-time record bookings, which confirm MaveriQ’s unique suitability for market needs; and our growing margins, which leverage all of our sales into higher profits. We believe these positive indicators, layered on top of the solid platform that we have built during the past few years, are a formula for success that will continue to build value over time.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 4th on RADCOM's website.

##

About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance, excluding non-cash stock-based compensation (that has been expensed in accordance with ASC Topic 718) as well as a one-time, non-cash write-off of obsolete inventory. In this way, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.